Exhibit 99.1

Interview with Werner Wenning, Chairman of the Supervisory Board of Bayer AG, published in German magazine WirtschaftsWoche on October 13, 2016:

“The deal will be a success”

by Jacqueline Goebel and Jürgen Salz

Supervisory Board Chairman Werner Wenning defends the Monsanto deal against its critics and announces acquisitions in Pharmaceuticals in the mid-term

On the way to meet Werner Wenning, visitors pass by marble columns, statues and reliefs, all watched over by Nike, the Greek goddess of victory. The Chairman of Bayer’s Supervisory Board has his office in a building that dates back to 1912. The Board of Management of the company which Wenning himself headed from 2002 to 2010 works in the modern glass-fronted headquarters building across the road. He fostered the career of present CEO Werner Baumann from the time they worked together at Bayer’s Spanish subsidiary in Barcelona. In advance of the controversial 66-billion-dollar takeover of U.S. seed company Monsanto, Wenning played wing man to his pupil and even participated in the negotiations himself.

For years now, the 69-year-old has been considered one of the main movers and shakers in German industry. In addition to his position at Bayer, he is also a member of the supervising bodies at Siemens and Henkel. Until the spring, he was Chairman of the Supervisory Board at energy company E.On and a member of the Supervisory Board at Deutsche Bank. On top of that, Wenning is Chairman of the Shareholders’ Committee of the Bayer 04 Leverkusen soccer club. On display in his office is a championship plate - a replica, of course, because the team has never yet managed to win the Bundesliga. Top manager Wenning would love to talk about soccer, but there are more serious matters to discuss.

Mr. Wenning, we’ve got here some comments from Bayer employees concerning the Monsanto acquisition. Would you like to hear them?

Certainly.

“We’re climbing into bed with the devil”; “They’re too different”; “We’re risking our reputation.” What do you think?

These comments don’t reflect the mood at Bayer. Now that the Board of Management has been able to explain the transaction in detail, the acquisition has attracted a great deal of approval from employees. This is confirmed by our employee representatives on the Supervisory Board, who are close to the workforce. Of course, critical questions have been raised - just as in other transactions. It goes without saying that we are continuing our dialog with the workforce.

Your stockholders have already reached a unanimous verdict. Since Bayer and Monsanto reached agreement, the share price has continued to decline.

Some investors who saw Bayer as a pharmaceuticals stock are likely to have already sold their shares. At the same time, we’ve received positive feedback from many other investors. The fact is that the transaction probably won’t be completed before the end of 2017. Many investors consider this to be a long time. Others still may think that the antitrust authorities could view the transaction with skepticism. That doesn’t worry me at all, however.

The antitrust authorities could still stop the deal. What will you do then?

I’m convinced the deal will be a success. I can’t envisage any other scenario.

As the Chairman of the Supervisory Board, did you ask your Board of Management for a plan B?

We scrutinized the entire transaction very carefully. There are few overlaps between Bayer’s and Monsanto’s products and the two companies are a good fit geographically. We are assuming we will be able to implement our plan.

There has been a storm of protest against the transaction from environmental organizations. Doesn’t that bother you?

Only when it ignores the facts. It goes without saying that Bayer is addressing the criticisms that have been raised and is in intensive dialog with opponents. Yet the facts are unequivocal. By 2050, the global population will have increased from 7 billion to 10 billion. However, there will be no increase in available farmland. This means that productivity will have to increase. We aim to achieve this by way of innovative products.

Are you aiming to flood the market with chemical pesticides and genetically modified seeds?

That’s nonsense. The markets in regions like the United States, India, China, Brazil, Argentina and Europe are different. Bayer’s portfolio includes biological, chemical and genetically modified products. The company also markets digital solutions which are aimed at helping farmers make the right decisions with regard to seeds and harvests. In each region, Bayer will seek to market only those products that are accepted by society. To this end, the company will continue to invest considerably in research and development.

The director of Misereor, a Catholic charitable organization, believes it would be better to build the expertise of smallholder farmers in emerging countries rather than relying on high-tech solutions from agriculture companies. What’s your opinion as a Catholic?

I pay my church tax and support Misereor, which does outstanding work. However, I don’t see how we can adequately feed the growing world population without innovation.

Monsanto CEO Hugh Grant gambled and forced Bayer to keep increasing its offer. Did he rip you off?

Not at all. Who would have thought that we would come in at a price below 130 dollars per share? After intense negotiations, we agreed on 128 dollars. This is good for Bayer - and it’s good for Monsanto’s stockholders. I found Mr. Grant to be a fair negotiating partner who vehemently defends his interests. I’m sure he would have preferred it if things had been the other way round and he had acquired our agriculture business. But this is how it turned out. The day after the announcement, Monsanto organized a meeting in St. Louis with key decision-makers in the region, which shows that the match between Bayer and Monsanto is right.

Bayer is now focusing fully on the agriculture business. In recent years, while Marijn Dekkers was CEO, the primary focus was on the health care businesses. Many Pharmaceuticals employees now fear they will be asked to make savings. What do you say to them?

These fears are unfounded. The Pharmaceuticals business is in excellent shape and R&D spending has actually been increased. And six product candidates in advanced clinical development could achieve total peak annual sales of at least six billion euros.

Yet parts of the Dermatology business and Radiology are for sale and there are job reductions in the Eylea eye medicine business. So cuts are being made?

As a matter of principle, I don’t comment on that kind of speculation. What is clear, however, is that no divestments or other adjustments are needed to finance the planned acquisition.

Nevertheless, Bayer now has to come up with 66 billion dollars for Monsanto and cannot afford any other acquisitions. You might lose ground in the Pharmaceuticals business.

Bayer is quite capable of bolt-on acquisitions in its health care business - although nothing with a price tag in the tens of billions. Looking forward, Bayer will be concentrating on paying down its debt. This will put the company on a completely different financial footing and it will then again be able to actively target acquisitions in the health care business.

Is the planned acquisition of Monsanto not also about avoiding dependency on the high-risk pharmaceuticals business? Years back, while you were CEO, the disaster surrounding the Lipobay lipid-lowering agent took Bayer dangerously close to the edge.

The Monsanto acquisition is definitely not based on any fear of being too dependent on Pharmaceuticals. Lipobay is a long time ago. However, that situation certainly accelerated decisions that Bayer would have had to have taken anyway.

Since you were CEO, the company has been in a permanent state of reorganization. You spun off Lanxess and as Chairman of the Supervisory Board have overseen the carve-out of Covestro. Do modern managers have to be creative destroyers?

I don’t like the word destroyers. The Lanxess decision was necessary because the markets for chemicals have changed. We haven’t destroyed anything but successfully established some new companies - in the case of both Lanxess and Covestro. What’s wrong with having three Dax companies headquartered in Leverkusen or with their origins there?

Have you recently purchased any Deutsche Bank shares like Jürgen Hambrecht, your counterpart on the BASF Supervisory Board, as a way of signalizing his support?

No. But not because I have any doubts about Deutsche Bank. I have a different investment focus.

You were a member of its Supervisory Board for many years. Will the bank manage the turnaround?

I am firmly convinced that the bank will overcome this difficult situation. Germany is one of the largest economies in the world and the leading exporter. The German economy needs Deutsche Bank.

While a member of the Deutsche Bank Supervisory Board, you were convinced that the bank would successfully achieve cultural change under the leadership of Anshu Jain and Jürgen Fitschen. Do you now need to revise your opinion?

The two of them initiated a development that went in the right direction. However, the number of litigations kept on growing.

Why did you resign as Chairman of the Supervisory Board at E.On in the spring? Was it because Bayer’s acquisition of Monsanto was already foreseeable?

That wasn’t the main reason. There were three factors. The division of E.On meant the conclusion of a key phase; a very good successor was found in Karl-Ludwig Kley, the former CEO of Merck KGaA, Darmstadt/Germany; and I will be turning 70 in a few days. I considered whether I wanted to remain so active. The role of Supervisory Board Chairman is very time-consuming.

Would you be available to become Chairman of the Supervisory Board at Siemens? There were some rumors back in the spring.

No. But I will remain a Supervisory Board member. I enjoy the three offices I hold - at Bayer, Siemens and Henkel. They give me enough to do.

So the promise only to work four days a week in the future that you made to your wife back in 2010 still holds?

It does. My wife knows I enjoy working and never really believed I would only work four days. Unfortunately, she was right about that in the past.

Cautionary Statements Regarding Forward-Looking Information

Certain statements contained in this communication may constitute “forward-looking statements.” Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include the following: the risk that Monsanto Company’s (“Monsanto”) stockholders do not approve the transaction; uncertainties as to the timing of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Monsanto’s operations into those of Bayer Aktiengesellschaft (“Bayer”); such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees at Monsanto; risks associated with the disruption of management’s attention from ongoing business operations due to the transaction; the conditions to the completion of the transaction may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the impact of indebtedness incurred by Bayer in connection with the transaction and the potential impact on the rating of indebtedness of Bayer; the effects of the business combination of Bayer and Monsanto, including the combined company’s future financial condition, operating results, strategy and plans; other factors detailed in Monsanto’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) for the fiscal year ended August 31, 2015 and Monsanto’s other filings with the SEC, which are available at http://www.sec.gov and on Monsanto’s website at www.monsanto.com; and other factors discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. Bayer assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication relates to the proposed merger transaction involving Monsanto and Bayer.  In connection with the proposed merger, Monsanto and Bayer intend to file relevant materials with the SEC, including Monsanto’s proxy statement on Schedule 14A (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, and is not a substitute for the Proxy Statement or any other document that Monsanto may file with the SEC or send to its stockholders in connection with the proposed merger.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, http://www.sec.gov, and Monsanto’s website, www.monsanto.com, and Monsanto stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Monsanto.  In addition, the documents (when available) may be obtained free of charge by directing a request to Corporate Secretary, Monsanto Company, 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, or by calling (314) 694-8148.

Participants in Solicitation

Monsanto, Bayer and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Monsanto common stock in respect of the proposed transaction.  Information about the directors and executive officers of Monsanto is set forth in the proxy statement for Monsanto’s 2016 annual meeting of stockholders, which was filed with the SEC on December 10, 2015, and in Monsanto’s Annual Report on Form 10-K for the fiscal year ended August 31, 2015, which was filed with the SEC on October 29, 2015.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available.